CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$10,018,504	$1,161.14

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated December 13, 2016 (To the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$10,018,504 Yield Enhanced Equity Linked Debt Securities (“YEELDS®”) due March 20, 2017 Linked to the Class C Common Stock of Alphabet Inc. Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $800.2000 and integral multiples of $800.2000 in excess thereof
Initial Valuation Date:	December 13, 2016
Issue Date:	December 20, 2016
Final Valuation Date:*	March 13, 2017
Maturity Date:*	March 20, 2017
Reference Asset:	Class C Common Stock of Alphabet Inc. (Bloomberg ticker symbol “GOOG UW <Equity>”).
Number of Notes:	12,520
Interest Rate:	2.50% per annum
Interest Payment Dates:**	January 20, 2017, February 20, 2017 and the Maturity Date
Payment at Maturity:

If you hold your Notes to maturity, you will receive (subject to our credit risk) on the Maturity Date, in addition to the final interest payment on the Notes and subject to the “Physical Settlement at the Option of the Issuer” provisions described below, an amount per Note equal to the lesser of (a) the Settlement Value and (b) the Equity Cap Price.

You will lose some or all of the principal amount of your Notes if the Settlement Value is less than the Initial Value. You may lose up to 100% of the principal amount of your Notes.

Any payment on the Notes, including the interest payments and any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Physical Settlement at the Option of the Issuer:

If Barclays Bank PLC elects to exercise its physical settlement option, you will receive on the Maturity Date a number of shares of the Reference Asset equal to:

a)                 the total cash value of the payment due on your Notes at maturity; divided by

b)                the Share Price on the Final Valuation Date.

Any fractional shares will be paid in cash based on the Share Price on the Final Valuation Date.

Initial Value:	$800.2000
Equity Cap Price:	$880.2200, which is 110.00% of the Initial Value
Settlement Value:	The Adjusted Share Price of the Reference Asset on the Final Valuation Date times the Multiplier then in effect on the Final Valuation Date.
Multiplier:	1.0
Share Price:

With respect to any day, the volume-weighted average price (“VWAP”) of the Reference Asset on such day, as calculated by Bloomberg L.P. and displayed on Bloomberg Professional® service page “GOOG UW <EQUITY> AQR”, or any successor page on Bloomberg Professional® service or any successor service, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such Scheduled Trading Day; provided that if on the Final Valuation Date, Bloomberg L.P. does not calculate and report the VWAP on such day, the Calculation Agent shall calculate the VWAP on such day

Adjusted Share Price:

The Adjusted Share Price of the Reference Asset on any Scheduled Trading Day is the sum of:

a)                 the Share Price of the Reference Asset on such Scheduled Trading Day; and

b)                the Dividend Adjustment Amount on such Scheduled Trading Day

Consent to U.K. Bail-In Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this preliminary pricing supplement.

[Terms of the Notes Continue on Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$800.2000	100%	0.00%	100.00%
Total	$10,018,504	$10,018,504	$0.00	$10,018,504

(1)           Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $797.7700 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Dividend Adjustment Amount:

As of any Scheduled Trading Day, the difference between the Actual Aggregate Adjusted Dividend and the Expected Aggregate Adjusted Dividend, in each case as of such Scheduled Trading Day, which difference may be positive or zero

Actual Aggregate Adjusted Dividend:

With respect to any Scheduled Trading Day, an amount calculated as follows:

a)               if ex-dividend dates occur with within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be the sum of Adjusted Dividends corresponding to all such ex-dividend dates per share of the Reference Asset; and

b)              if no ex-dividend dates occur within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be zero

Expected Aggregate Adjusted Dividend:	With respect to each Scheduled Trading Day during the term of the Notes, zero
Adjusted Dividends:	In respect of an amount of a cash dividend declared per share, 100% of the amount of such declared dividend
Scheduled Trading Day:

The term “Scheduled Trading Day”, as used in this pricing supplement, has the meaning set forth under “Reference Assets—Equity Securities—Market Disruption Events for Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC
Day Count Convention:	30/360
Business Day Convention:	Following; Unadjusted
Business Days:	New York
CUSIP/ISIN:	06745R461 / US06745R4618

*                  Subject to postponement in the event of a Market Disruption Event, as described under “Additional Terms of the Notes” in this pricing supplement

**            If such day is not a Business Day, payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date.  No interest will accrue as a result of delayed payment.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately one month after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You understand and accept that any positive return on the Notes will be limited to the interest payments

•                  You are willing to accept the risk that you may lose some or all of the principal amount of your Notes

•                  You are willing to accept the risks associated with an investment linked to the performance of the Reference Asset

•                  You understand and accept that you will not have any voting rights with respect to the issuer of the Reference Asset

•                  You understand and accept the risk that, if we exercise our physical settlement option at maturity, the market value of the shares that you receive may be substantially less than the amount of cash that you would have received had we not exercised such option

•                  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity if the Notes are not automatically called

•                  You are willing to assume our credit risk for all payments on the Notes

•                  You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that provides for the full repayment of principal at maturity and you are unwilling to accept the risk that you may lose some or all of the principal amount of your Notes

•                  You seek an investment the return on which is not limited to the interest payments on the Notes

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Asset

•                  You seek an investment that entitles you to voting rights related to the Reference Asset

•                  You are unable or unwilling to accept the risk that, if we exercise our physical settlement option at maturity, the market value of the shares that you receive may be substantially less than the amount of cash that you would have received had we not exercised such option

•                  You seek an investment for which there will be an active secondary market or and/or you are unable or unwilling to hold the Notes to maturity if they are not automatically called

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Equity Securities—Market Disruption Events for Securities with an Equity Security as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In addition, the Reference Asset and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset”  in the accompanying prospectus supplement.

HYPOTHETICAL PAYMENTS AT MATURITY ASSUMING A RANGE OF PERFORMANCE FOR THE REFERENCE ASSET

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $800.2000 principal amount Note to $800.2000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples in the following table do not take into account any tax consequences from investing in the Notes and they make the following key assumptions:

▪                  Initial Value: $800.2000

▪                  Equity Cap Price: $880.2200

▪                  Multiplier: 1.0

▪                  Interest Rate: 2.50% per annum

▪                  Dividend Adjustment Amount: Zero, with respect to each Scheduled Trading Day during the term of the Notes

▪                  The term of the Notes is from the Issue Date to the Maturity Date, and you hold your Notes to maturity

▪                  We do NOT exercise our stock settlement option at maturity

Settlement Value ($)	Percentage Change from Initial Value to Settlement Value	Payment at Maturity (per Note)*	Total Return on the Notes**	Return on a Direct Investment in the Reference Asset***
1,200.3000	50.00%	$880.2200	10.6250%	50.00%
1,120.2800	40.00%	$880.2200	10.6250%	40.00%
1,040.2600	30.00%	$880.2200	10.6250%	30.00%
960.2400	20.00%	$880.2200	10.6250%	20.00%
880.2200	10.00%	$880.2200	10.6250%	10.00%
840.2100	5.00%	$840.2100	5.6250%	5.00%
824.2060	3.00%	$824.2060	3.6250%	3.00%
800.2000	0.00%	$800.2000	0.6250%	0.00%
760.1900	-5.00%	$760.1900	-4.3750%	-5.00%
720.1800	-10.00%	$720.1800	-9.3750%	-10.00%
640.1600	-20.00%	$640.1600	-19.3750%	-20.00%
560.1400	-30.00%	$560.1400	-29.3750%	-30.00%
480.1200	-40.00%	$480.1200	-39.3750%	-40.00%
400.1000	-50.00%	$400.1000	-49.3750%	-50.00%
320.0800	-60.00%	$320.0800	-59.3750%	-60.00%
240.0600	-70.00%	$240.0600	-69.3750%	-70.00%
160.0400	-80.00%	$160.0400	-79.3750%	-80.00%
80.0200	-90.00%	$80.0200	-89.3750%	-90.00%
0.0000	-100.00%	$0.0000	-99.3750%	-100.00%

*              Excluding the final interest payment on the Notes.

**           Includes interest paid on the Notes from the Issue Date to the Maturity Date.

***         The total returns on a direct investment in the Reference Asset represent the performance of the Reference Asset from the Initial Value to the Settlement Value, and assumes that Aggregate Adjusted Dividends are equal to zero.  Because the Settlement Value will be based on the VWAP on the Final Valuation Date, rather than the closing price per share on such date, the returns shown in this column may not represent the returns that would have been earned by an investor that purchased shares of the Reference Asset at the Initial Value and sold such shares at the closing price of the Reference Asset on the Final Valuation Date.

The following examples illustrate how the payments at maturity set forth in the table on the previous page are calculated:

Example 1: The Reference Asset increases from an Initial Value of $800.2000 to a Settlement Value of $840.2100.

Because the Settlement Value is less than the Equity Cap Price, unless we elect to exercise our stock settlement option, you would receive a payment at maturity of $840.2100 per Note, plus any accrued but unpaid interest payments.

If we were to elect to exercise our stock settlement option at maturity, you would receive one share of the Reference Asset per Note, plus any accrued but unpaid interest payments.

Example 2: The Reference Asset decreases from an Initial Value of $800.2000 to a Settlement Value of $640.1600.

Because the Settlement Value is less than the Equity Cap Price, unless we elect to exercise our stock settlement option, you would receive a payment at maturity of $640.1600 per Note, plus any accrued but unpaid interest payments.

If we were to elect to exercise our stock settlement option at maturity, you would receive one share of the Reference Asset per Note, plus any accrued but unpaid interest payments.

Example 3: The Reference Asset increases from an Initial Value of $800.2000 to a Settlement Value of $1,040.2600.

Because the Settlement Value is greater than the Equity Cap Price, unless we elect to exercise our stock settlement option, you would receive a payment at maturity of $880.2200 per Note, plus any accrued but unpaid interest payments.

If we were to elect to exercise our stock settlement option, and if you held one Note, you would not receive any shares of the Reference Asset at maturity because the payment per Note is less than the Share Price on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis.  For example, if you held 12,520 Notes, you would receive at maturity 10,593 shares of the Reference Asset plus $880.22 in cash, together with any accrued but unpaid interest payments.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•     “Risk Factors—Risks Relating to the Securities Generally”; and

•     “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•     Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal.  If the Settlement Value is less than the Initial Value, you will be fully exposed to the negative performance of the Reference Asset. In addition, if we exercise our option to physically settle your Notes, the market value of the shares that you receive may be less than the cash amount that you would have received had we not elected to exercise our physical settlement option because of fluctuations in the market price of the Reference Asset between the Final Valuation Date and the Maturity Date. You may lose up to 100% of the principal amount of your Notes.

•     Potential Payment at Maturity Limited to the Equity Cap Price—The payment at maturity on your Notes will not exceed the Equity Cap Price. You will not participate in any appreciation of the Reference Asset beyond the Equity Cap Price, which may be significant.

•     Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including the interest payments and any payment at maturity, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•     Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset. We have not undertaken any independent review or due diligence of the issuer’s SEC filings or of any other publicly available information regarding the issuer.

•     Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes.  Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•     No Voting Rights—As a holder of the Notes, you will not have voting rights or other rights that holders of the Reference Asset would have.

•     The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is as a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•     The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•     The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•     We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Asset. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Asset and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Asset and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•     Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•     Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described herein.  The Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could cause you to be subject to adverse tax consequences with respect to the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income and capital loss (if any) upon the sale or maturity of your notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•     Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the market price of, expected dividend rate on and expected volatility of the Reference Asset;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

According to publicly available information, Alphabet Inc. (the “Company) operates as a holding company. The Company, through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. The Company became the successor SEC registrant to, and parent holding company of, Google Inc. on October 2, 2015, in connection with a holding company reorganization. The Company’s Class C capital stock began trading on NASDAQ on October 5, 2015 under the ticker symbol “GOOG,” the same symbol under which Google Inc.’s Class C capital stock previously traded.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36380 or its CIK Code: 0001288776.  The Company’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “GOOG”.

You are urged to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”.  Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “‘40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number:  001-15274, or its CIK Code: 0001166126.

The summary information above regarding the company issuing the Reference Asset comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects.  The summary information contained above is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement.  We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Reference Asset

The following table sets forth the high and low daily closing prices, as well as end-of-quarter closing prices, of the Reference Asset during the periods indicated below. The graph below sets forth the historical performance of the Reference Asset based on daily Closing Prices from March 27, 2014 through December 13, 2016.  These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter/Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2014*	558.47	555.37	555.38
June 30, 2014	577.07	508.56	573.71
September 30, 2014	594.45	561.19	575.78
December 31, 2014	575.77	494.03	524.96
March 31, 2015	573.75	491.20	546.50
June 30, 2015	563.51	520.51	520.51
September 30, 2015	672.93	516.83	608.42
December 31, 2015	776.60	611.29	758.88
March 31, 2016	764.65	678.11	744.95
June 30, 2016	766.61	668.26	692.10
September 30, 2016	787.21	694.49	777.29
December 13, 2016**	813.11	736.08	796.10

* For the period beginning on March 27, 2014 (the day the Class C common stock of Google Inc. began trading on NASDAQ and ending on March 31, 2014
** For the period beginning on October 1, 2016 and ending on December 13, 2016

Historical Performance of the Common Stock of Alphabet Inc. (Class C)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid income-bearing derivative contract with respect to the Reference Asset that is subject to tax as described herein.

If your Notes are so treated, you will likely be taxed on interest paid on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, you should recognize gain or loss upon the sale or cash-settlement upon maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes.  Except as described below, such gain or loss should generally be short-term capital gain or loss because the term of your notes will not exceed one year.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  However, it is possible that you should recognize ordinary income upon the sale of your notes to the extent of a portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the interest paid on the Notes and short-term capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  Moreover, in the event of physical settlement, such loss may be deferred (as described in the following paragraph).

If you receive shares upon the maturity of your Notes pursuant to the physical settlement option, it is not clear whether the receipt of shares should be treated as (i) a taxable settlement of the Notes followed by a purchase of shares or (ii) a tax-free purchase of shares pursuant to the original terms of the Notes.  Accordingly, you should consult your tax advisor about the tax consequences to you of receiving shares upon the maturity of your Notes.  If the receipt of shares is treated as a taxable settlement of the Notes followed by a purchase of shares, you should (i) recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time plus the cash received in lieu of a fractional share, if any, and your tax basis in the Notes, and (ii) take a basis in such shares in an amount equal to their fair market value at such time.  If, alternatively, the receipt of shares upon the maturity of your Notes is treated as a tax-free purchase of shares, (i) the receipt of shares upon maturity of your Notes should not give rise to the current recognition of gain or loss at such time, (ii) you should take a carryover basis in such shares equal to the basis you had in your Notes (determined as described below, less the basis attributable to a fractional share, if any), and (iii) if you receive cash in lieu of a fractional share upon the stock settlement of such notes, you should recognize short-term capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the fractional share.  In general, your tax basis in your Notes will be equal to the price you paid for the Notes.  Your holding period in the shares you receive upon the maturity of your Notes will begin on the day after you receive such shares.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a short-term contingent debt obligation.  There is no statutory, judicial or administrative authority that governs how short-term contingent debt should be treated for U.S. federal income tax purposes, and accordingly you should consult your tax advisor regarding this alternative characterization of the Notes.

It is also possible that the Internal Revenue Service could potentially assert that the amount you receive in cash or shares upon maturity of your Notes that is attributable to dividends paid on the underlying Reference Asset or that is attributable to the Dividend Adjustment Amount should be separately includable in ordinary income either upon receipt or over the term of the Notes.

Moreover, it is also possible that interest payments would not be treated as interest for U.S. federal income tax purposes, but instead would be treated in some other manner. For example, a portion of the interest payments may be treated as premium that is paid for one or more options in respect of the applicable reference asset. Alternatively, it is possible that the interest payments could be treated all or in part as contract fees in respect of a forward or derivative contract. The U.S. federal income tax treatment of such contract fees is uncertain. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

For a further discussion of the tax treatment of your notes as well as other possible alternative characterizations, please see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion about tax risks under “Selected Risk Considerations”, in this pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

Delivery of the Notes is expected to be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is the fifth business day following the Initial Valuation Date (that is, the Notes will have a settlement cycle referred to as “T+5”).  For a description of considerations in connection with securities that are issued on a day later than the third business day following the Initial Valuation Date, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.